AQUILA INVESTMENT MANAGEMENT LLC
380 Madison Avenue, Suite 2300
New York, NY  10017
(212) 697-6666

September 13, 2012

Mr. Jeffrey Long
Staff Accountant
U.S. Securities and Exchange Commission (“SEC”)
Office of Chief Accountant
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Aquila Three Peaks High Income Fund
File Nos. 2-79722 and 811-3578
Aquila Three Peaks Opportunity Growth Fund
File Nos. 33-72212 and 811-8168
Churchill Tax-Free Fund of Kentucky
File Nos. 33-13021 and 811-5086
Tax–Free Fund For Utah
File Nos. 33-38766 and 811-6239
Tax-Free Fund of Colorado
File Nos. 33-12381 and 811-5047
Tax-Free Trust of Arizona
File Nos. 33-1857 and 811-4503
(jointly, the “Registrants”)

Dear Mr. Long:

This letter is in response to the comments you provided during our telephone conversation on August 15, 2012, regarding the routine review of the above Registrants’ Annual Reports as filed with the SEC.  Specifically, we understand the scope of your review included review of the following financial statements and related disclosures:

12/31/2011 Annual Reports:

•	Aquila Three Peaks High Income Fund
•	Aquila Three Peaks Opportunity Growth Fund
•	Churchill Tax-Free Fund of Kentucky
•	Tax-Free Fund of Colorado

6/30/2011 Annual Reports:

•	Tax–Free Fund For Utah
•	Tax-Free Trust of Arizona

In addition, we understand the scope of your review also included review of certain Fidelity Bond filings, Form N-PX filings, N-SAR filings, N-CSR filings and the Aquila Group of Funds’ Website content.  Based upon your review and our subsequent phone conversation, we understand that you have identified the following seven comments for which you have asked to receive written responses from the Registrants.  As requested, we have included as Exhibit A, the standard Tandy representation for each of the Registrants.

This letter is signed on behalf of the Registrants by the Chief Compliance Officer.  This response letter follows the sequence of comments outlined in our recent telephone conversation, and sets forth your comments in italics; followed by the applicable Registrant’s/Registrants’ written response.

SEC Staff Accountant Comment 1 – Relevant to All Referenced Funds Re: Payable to Trustees

To the extent that Payables to Trustees existed as of the balance sheet date, you indicated that such liabilities should be presented as a separate line item within the Statement of Assets and Liabilities in accordance with Regulation S-X Rule 6-04 (12).  You questioned whether the line item Other Accrued Expenses might also include Payables to Trustees.

Registrants' Response:

Other accrued expenses as of the balance sheet date referenced in the financial statements listed above did not include any Payables to Trustees.

The Registrants understand and acknowledge the importance of affiliated transaction disclosures.  To the extent that Payables to Trustees exist as of the balance sheet date, such amounts will be isolated in a single line item in the Statement of Assets and Liabilities in future financial statements as required by Regulation S-X.

Comment 2 – Related to the Amended filings of Aquila Three Peaks Opportunity Growth Fund and Churchill Tax-Free Trust on Form N-SAR on March 1, 2012.

You have asked that the Registrants provide a written response indicating the purpose for the amended filing(s).  In addition, you have requested that if N-SAR filings require amendment in the future, that the Registrants prepare a cover letter describing why the filing required amendment.

Registrants’ Response:

The Aquila Three Peaks Opportunity Growth Fund and Churchill Tax-Free Trust (on behalf of its sole series, Churchill Tax-Free Fund of Kentucky) Form N-SAR filings were amended on March 1, 2012.  The Aquila Three Peaks Opportunity Growth Fund N-SAR filing was amended as the information for another mutual fund in the Aquila Group of Funds (Aquila Three Peaks High Income Fund) was inadvertently downloaded into the initial N-SAR filing for Aquila Three Peaks Opportunity Growth Fund.  An amended N-SAR filing for Churchill Tax-Free Trust was made to correct the answer to question 48 on screen 23 regarding the Manager’s fee.  The initial N-SAR had an incorrect number of 4.000% when in fact the corrected number on the amendment was 0.4000%.

In the future, if Form N-SAR filings require amendment, it is the Registrants’ intention to provide a cover letter describing why the amendment was necessary and to provide a summary description of the nature of the changes.

Comment 3 – Related to the Amended filing of the Tax-Free Trust of Arizona on Form N-CSR on 10/06/2011.

Explain why the Form N-CSR for Tax-Free Trust of Arizona was amended.

Registrant’s Response:

The Tax-Free Trust of Arizona Form N-CSR filing was amended on October 6, 2011.  Such amendment was required because the third party vendor used to convert the financial statements (into an HTML file format for filing through the EDGAR System) inadvertently truncated certain pages from the Annual Report.  The correct Annual Report was appropriately included in the October 6, 2011 amended N-CSR filing.

In the future, if Form N-CSR filings require amendment, it is the Registrants’ intention to provide a cover letter describing why the amendment was necessary and to provide a summary description of the nature of the changes.

Comment 4 –Related to Aquila Three Peaks Opportunity Growth Fund Management Discussion & Analysis (Management Discussion & Analysis) in the 12/31/2011 Annual Report.

You reminded the Registrant of the requirements of Item 27( b)(7) of Form N-1A and specific disclosure requirements related to the content of Management’s Discussion of Fund Performance.  You specifically referred to the requirement to discuss the factors that materially affected fund performance.

Registrant’s Response:

The Registrant understands and acknowledges the disclosure requirements of Item 27(b) (7) of Form N-1A relating to Management’s Discussion of Fund Performance disclosures contained in Annual Reports. Going forward, the Registrant hereby affirms its intention to provide a more extensive discussion of the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment sub-adviser.

Comment 5 –Related to $10,000 Hypothetical Investment Performance Chart for Tax-Free Trust of Arizona

Your review of the Annual Report identified a change in the share class being used to illustrate the Hypothetical $10,000 Investment Performance chart.  You indicated that in prior periods the A Share Class had been illustrated and that in the current period the Registrant used the Y share class for illustration purposes.   You requested a written explanation as to why this change was made.

Registrant’s Response:

As discussed at the time of our telephone conversation, in conjunction with the registration statement update process in 2010, a change was made to consolidate from separate share class prospectuses to a single consolidated fund prospectus.  In the process of changing to a single fund consolidated prospectus, the decision was made to use the Y share class for the purpose of illustrating the Hypothetical Investment Performance chart, based in part, upon the popularity of the Y share class among financial intermediaries and given that A shares are not necessarily sold with a load or at full load as discussed in the prospectus.  For the purpose of consistency, the Fund’s Annual Report was prepared on a basis comparable to the registration statement.

Comment 6 – Related to Aquila Three Peaks Opportunity Growth Fund’s Expense Cap

You observed that the expense cap for Aquila Three Peaks Opportunity Growth Fund increased from 1.50% to 1.55%.  You sought assurances that Aquila Investment Management LLC (“AIM”) was not seeking to recoup previously waived fees as a result of the increase in the Fund’s Expense Cap.

Registrant’s Response:

The Expense Limitation and Recoupment Agreement between the Registrant, AIM, and the investment sub-adviser became effective October 9, 2010 and has been subsequently renewed and amended with respect to its duration in accordance with the agreement.  As discussed at the time of our telephone conversation, the Fund’s expense cap increased from 1.50% to 1.55% because of an increase in the 12 b-1 fee of 5 basis points.  The Trustees considered that the proposed increase in the 12b-1 fee would improve the likelihood of an increase in sale of shares of the Fund, leading to more net assets and possible economies of scale. Shareholders approved the increase in the 12b-1 fee at a Special Meeting of Shareholders held on October 8, 2010.  In this regard, it is the Registrant’s policy to maintain separate buckets of previously waived fees and to recoup fees, if appropriate, based upon the expense cap in effect at the time of the fee waiver. This response will serve to affirm that AIM does not intend to seek recoupment of previously waived fees based on the subsequent increase in the Fund’s fee cap. AIM, to date, has not recouped any fees previously waived.

Comment 7 – Please explain the difference in the reported expense ratios between the respective prospectus and the Annual Report as follows:

Fund	Prospectus	Annual Report
Aquila Three Peaks High Income Fund (Class I)	1.18%	1.08%
Churchill Tax-Free Fund of Kentucky (Class I)	0.97%	0.92%

Registrants’ Response:

Aquila Three Peaks High Income Fund – Class I

The expense ratio for Aquila Three Peaks High Income Fund Class I, as disclosed in the Fund’s Annual Report for the year ended December 31, 2011 was 1.08%. The audited expense ratio reflects actual expenses incurred by the Fund during the year ended December 31, 2011.  Expense ratios as disclosed in the Annual Report were computed based upon guidance contained in the instructions for preparation of Form N-1A in Item 27 (d) (1) Financial Statements/ Annual and Semi-Annual Reports/ Expense Example.

The expense ratio for Aquila Three Peaks High Income Fund Class I, as disclosed in the Funds Fee Table contained in the Prospectus, dated April 25, 2012 was 1.18%.  The expense ratio disclosed in the Prospectus was computed based upon guidance contained in the instructions for preparation of Form N-1A  in Item 3 (3) Risk Return Summary: Fee Table/ Annual Fund Operating Expenses and reflects the maximum combined distribution /service fee {0.25% 12b-1 fee and a 0.25% service fee (total 0.50%)} a shareholder may pay over the next year as approved by the Fund’s Board although fees are currently limited to 0.40% {0.15% 12b-1 fee and a 0.25% service fee (total 0.40%)}.

This distinction is addressed in disclosures contained in the Aquila Three Peaks High Income Annual Report as follows:

“Under another part of the Plan, the Fund is authorized to make payments with respect to Class I Shares to Qualified Recipients. Class I payments, under the Plan, may not exceed, for any fiscal year of the Fund a rate of more than 0.25% of the average annual net assets represented by the Class I Shares. In addition, the Fund has a Shareholder Services Plan under which it may pay service fees of not more than 0.25% of the average annual net assets of the Fund represented by Class I Shares. That is, the total payments under both plans will not exceed 0.50% of such net assets. For the year ended December 31, 2011, these payments were made at the average annual rate of 0.29% (0.14% under the Distribution Plan and 0.15% under the Shareholder Services Plan) of such net assets and amounted to $273,387 of which $132,193 related to the Plan and $141,194 related to the Shareholder Services Plan.”

The difference in the expense ratios between the Annual Report (based on actual expenses incurred) and the prospectus (based upon the maximum fee authorized by the Board)  reflects the maximum distribution / service fee a shareholder might pay over the next year, as authorized by the Fund’s Board and is consistent with the fee table guidance referenced above.

Churchill Tax-Free Fund of Kentucky – Class I

Similar to the above discussion for Aquila Three Peaks High Income Fund Class I, the difference in the reported expense ratios for Churchill Tax-Free Fund of Kentucky Class I between the Annual Report (based upon actual expenses) and the prospectus disclosure (based upon the maximum fees authorized by the Fund’s Board) reflects the maximum distribution / service fee a shareholder might pay over the next year, as authorized by the Fund’s Board, rather than actual expenses incurred and is consistent with the fee table guidance referenced above.

We trust the above commentary satisfactorily responds to your comments identified during our recent telephone conversation.  We appreciate you bringing these matters to our attention and the opportunity to respond.  If you have any questions or comments regarding the responses, please contact me at 917-209-5080 or by email at rfillmore@aquilafunds.com.

Sincerely,

/s/ Randall S. Fillmore
-----------------------------
Randall S. Fillmore
Chief Compliance Officer
Aquila Group of Funds

Enclosures

cc:	Diana P. Herrmann, President, Aquila Group of Funds
Charles E. Childs, III, Executive Vice President, Aquila Group of Funds
Joseph P. DiMaggio, Treasurer and Chief Financial Officer,
     Aquila Group of Funds
Roger P. Joseph, Esq., Bingham McCutchen LLC
Toby R. Serkin, Esq., Bingham McCutchen LLC
Thomas A. Christopher, Audit Committee Chair,
     Tax-Free Fund of Colorado, Tax-Free Fund For Utah and
     Tax-Free Trust of Arizona
Theodore T. Mason, Audit Committee Chair,
     Aquila Three Peaks High Income Fund
Anne J. Mills, Audit Committee Chair,
     Churchill Tax-Free Fund of Kentucky
Glenn O’ Flaherty, Audit Committee Chair,
     Aquila Three Peaks Opportunity Growth Fund

Exhibit A

Mr. Jeffrey Long
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:           Aquila Three Peaks High Income Fund

File Nos. 2-79722 and 811-3578
Aquila Three Peaks Opportunity Growth Fund
File Nos. 33-72212 and 811-8168
Churchill Tax-Free Fund of Kentucky
File Nos. 33-13021 and 811-5086
Tax–Free Fund For Utah
File Nos. 33-38766 and 811-6239
Tax-Free Fund of Colorado
File Nos. 33-12381 and 811-5047
Tax-Free Trust of Arizona
File Nos. 33-1857 and 811-4503
 (jointly, the “Registrants”)

Dear Mr. Long:

In connection with the review by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) of the above referenced Aquila Group of Funds’ financial statements filed by the above referenced (“Registrants”), the Registrants hereby acknowledge that, with respect to filings made by the Registrants with the Commission and reviewed by the Commission’s Staff:

(a)	the Registrant(s) are responsible for the adequacy and accuracy of the disclosure(s) in filings with the Commission;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant(s) may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Aquila Three Peaks High Income Fund
Aquila Three Peaks Opportunity Growth Fund
Churchill Tax-Free Fund of Kentucky
Tax–Free Fund For Utah
Tax-Free Fund of Colorado
Tax-Free Trust of Arizona

By:  /s/ Randall S. Fillmore
-----------------------------------
Name:     Randall S. Fillmore
Title:       Chief Compliance Officer
               Aquila Group of Funds